January 20, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Tia L. Jenkins

Dear Madame:

Re:	Scandium International Mining Corp. (formerly EMC Metals Corp.) (the “Company”) Form 10-K for the Year Ended December 31, 2013 File No. 000-54416

This letter is in response to the SEC comment letter dated December 19, 2014 and further to our telephone discussion with Mr. George K. Schuler, Mining Engineer, of the SEC on January 5, 2015. Accompanying this response letter is an amended Form 10-K.

The paragraph numbering for the below responses corresponds to the numbering in the SEC comment letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 8

Nyngan Scandium Project Acquisition, page 9

1.	We refer to our telephone discussion with Mr. Schuler of the SEC on January 5, 2015, and confirm the following points:

The reference to “feasibility study” on page 9 of the Company’s report on Form 10-K is qualified in the report by being “as defined in the JV Agreement”. In this regard the Company advises that the study received by the Company pursuant the definition in the JV Agreement is not a report on “reserves” as that term is defined in Industry Guide 7.

As at the date of the Form 10-K and as at the current date, there are no reserves (as defined in Industry Guide 7) on the Nyngan Scandium Project. The Company supplementally notes that the Form 10-K informs the reader that the Nyngan Scandium Property is an exploration stage property, and that there are no reserves (as defined in Industry Guide 7) on any of the Company’s properties. For example, in the Form 10-K as originally filed:

o	on page 11 the Company indicates: “Neither of our current properties has advanced to the development or production stage and we are currently an exploration stage company. In addition we do not currently have reserves on any of our properties. We are, however, conducting technical and assessment work on the Nyngan scandium property located in Australia, for the purpose of preparing a pre-feasibility study on the development of the scandium resource.”

o	On Page 13 there are several risk factors noted relating to establishing economics as well as the need to resolve legal ownership and permitting requirements.

o	On page 18 the Company indicates: “Note that mineral resources that are not mineral reserves do not have demonstrated economic viability. The above estimates of capital and operating costs are a component of a number of factors required to complete a preliminary assessment of the economic viability of the project, and there is no guarantee that the company will achieve production from the resource at Nyngan.”

Due to the very specific and limited purpose of the “feasibility study” as defined in the JV Agreement, the Company does not consider the report to be a “material engineering, geological or metallurgical report” as described in section (c)(2) of Industry Guide 7.

The Company has amended its report on Form 10-K for clarification purposes by removing the reference to “feasibility study (as defined in the JV Agreement)” and replacing it with “positive economic study in such form as required under the JV Agreement” on page 9 of the amended report. The Company has further replaced the reference to “feasibility study” with “economic study” in the remainder of the amended report.

In addition, the Company has added disclosure on pages 11, 15 and 21 of the amended Form 10-K regarding the Nyngan Project being at the exploration stage and not having established reserves.

Global Scandium Production and Market, page 11

2.	The Company has added disclosure on page 12 of the amended report to clarify that grades of Scandium oxide of 95% or greater but below 99.9% are suitable for commercial uses, however reliable pricing information on scandium oxide at any grade is difficult to establish, because trading volumes are limited and pricing is generally private to individual buyers and sellers. Pages 20 and 21 of the amended report provides the current status of metallurgical testing and proposed additional test work. In particular the Company has also disclosed that it is continuing work on optimizing recovery and grade of scandium oxide from its Nyngan Scandium project.

Properties, page 14

Nyngan Scandium Project, page 15

Norway Scandium Property, page 20

3.	The Company has added the requested disclosure on pages 17 and 18 (Nyngan) of the amended report.

4.	The Company has added the requested disclosure on pages 16 and 21 (Nyngan property). The Company has amended the disclosure on page 21 (Norway properties) to include that the Company does not consider the Norway property to be a material property, and that there are no current plans for further exploration activities on the property pending the availability of additional funding for that purpose. The Company has also added a brief description of next steps on the Norway properties on page 27 should funding become available.

Mineral Resource, page 17

5.	The Company is a reporting issuer in Canada with its common shares listed for trading on the Toronto Stock Exchange (TSX). The TSX is the primary trading market for the Company’s common shares. The Company is also incorporated in the Province of British Columbia, Canada. Pursuant to the laws of Canada applicable to the Company, we are required to disclose resource estimates in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by National Instrument 43-101. Disclosure regarding mineral resources on the Company’s Nyngan Project was based on an independent technical report prepared pursuant to the requirements of National Instrument 43-101. The Company believes the cut-off grade assumptions are consistent with the requirements of that instrument.

In disclosing mineral resources in its Form 10-K, the Company is relying on Instruction number 3 to paragraph (b)(5) of Industry Guide 7, which provides that “[e]stimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law ...” (emphasis added).

Current Program – Overview, page 18

6.	We have added additional disclosure of the Company’s exploration plans on page 21 of the amended report.

7.	The Company advises that it considers its Nyngan project to be an exploration stage mineral property. The report on Form 10-K discloses the current status of environmental permitting work. The Company has added disclosure on page 21 disclosing that it is proposing to complete an environmental impact statement in 2015, and apply for a mining license in 2016. The Company considers this level of information to be appropriate for an exploration stage property.

The Company has added disclosure on page 21 stating that the Norway property is not currently considered a material property of the Company. Disclosure was also added on page 27 providing that future exploration on the Norway property is subject to available funding for that purpose, with the Nyngan Project being the current funding priority.

8.	We have added on pages 11, 15 and 21 disclosure clarifying that the Company’s mineral properties are at the exploration stage and there are no known reserves on those properties.

Control and Procedures, page 36

9.	The Company has provided amended disclosure under Item 9A of accompanying Form 10-K/A, to specifically discuss and address the effectiveness of ICFR separately from discussion of DC&P.

10.	The Company has reviewed its disclosure controls and procedures in response to SEC comment 9. The Company acknowledges that there was an error in the presentation of required disclosure on management’s report on internal controls over financial reporting (ICFR), however the Company does consider that its disclosure controls and procedures have been and remain effective in all material respects.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

Yours truly,

SCANDIUM INTERNATIONAL MINING CORP.

Per: /s/ George Putnam

George Putnam, CEO